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As filed with the U.S. Securities and Exchange Commission on December 20, 2004

Registration No. 333-121240

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

MOBILE TELESYSTEMS OJSC
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing ☒ on December 31, 2004 at 4:30 p.m.

If a separate registration statement has been filed to register the deposited shares, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be Registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five ordinary shares of Mobile Telesystems OJSC	N/A	N/A	N/A	N/A

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

        Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-12008.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 1 to the Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (12) and (13)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (11), (12) and (14)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (4), (9), (12) and (13)
	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (11)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (7), (11), (12) and (14)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (17) and (18)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (15), (18) and (20)
(3)	Fees and Charges		Paragraph (7)

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Mobile Telesystems OJSC is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (9)

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Deposit Agreement. Form of Deposit Agreement dated as of July 6, 2000 among Mobile Telesystems OJSC (the "Company"), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-12008) filed with the Securities and Exchange Commission, which is incorporated herein by reference.
(a)(2)
Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (333-12008) filed with the Securities and Exchange Commission, which is incorporated herein by reference.
(a)(3)	Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(3).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.
(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement No. 333-121240 filed with the Securities and Exchange Commission, which is incorporated herein by reference.
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.    UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

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SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 20, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., AS DEPOSITARY

By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

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SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Mobile Telesystems OJSC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russian Federation, on December 20, 2004.

MOBILE TELESYSTEMS OJSC
By:	/s/ VASSILY V. SIDOROV
Name:	Vassily V. Sidorov
Title:	President & CEO

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of December     , 2004.

Signatures	Title

/s/ VLADIMIR LAGUTIN* Vladimir Lagutin	Chairman
/s/ MICHAEL GUENTHER* Michael Guenther	Deputy Chairman
/s/ VASSILY V. SIDOROV Vassily V. Sidorov	Director, President & CEO
/s/ ALEXEI BUYANOV* Alexei Buyanov	Director
/s/ ALEXANDER GONCHARUK* Alexander Goncharuk	Director
/s/ HELMUT REUSCHENBECH* Helmut Reuschenbech	Director
/s/ FRIDBERT GERLACH* Fridbert Gerlach	Director
/s/ NIKOLAI TSEKHOMSKY* Nikolai Tsekhomsky	Chief Financial Officer
/s/ DONALD J. PUGLISI* Donald J. Puglisi	Authorized Representative in the United States

*By:	/s/ VASSILY V. SIDOROV
Name:	Vassily V. Sidorov
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(3)	Form of Amendment No. 2 to Deposit Agreement
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
INDEX TO EXHIBITS